List of Consolidated Entities of E-Commerce China Dangdang Inc.*

Name	Jurisdiction of incorporation	Relationship with the Registrant
Beijing Dangdang Information Technology Co., Ltd.	PRC	Wholly-owned subsidiary
Wuxi Dangdang Information Technology Co., Ltd.	PRC	Subsidiary 99% owned by Beijing Dangdang Information Technology Co., Ltd. and 1% owned by Peggy Yu Yu and Guoqing Li through Beijing Dangdang Kewen E-Commerce Co., Ltd.
Beijing Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity
Wuxi Dangdang Kewen E-Commerce Co., Ltd.	PRC	Variable interest entity
Dangdang Information Technology (Tianjin) Co., Ltd.	PRC	Subsidiary 99% owned by Beijing Dangdang Information Technology Co., Ltd. and 1% owned by Peggy Yu Yu and Guoqing Li through Beijing Dangdang Kewen E-Commerce Co., Ltd.

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* Other consolidated entities of E-Commerce China Dangdang Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.